www.americandairyinc.com	www.feihe.com

April 6, 2009

Via EDGAR and United Parcel Service

Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549-6010

Re:	American Dairy, Inc.
Item 4.02 Form 8-K
Filed March 26, 2009
File No. 001-32437

Dear Ms. Davis:

American Dairy, Inc. (together with its subsidiaries, the “Company”) submits this letter in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Current Report on Form 8-K filed March 26, 2009 (the “Form 8-K”), as set forth in your letter to Jonathan H. Chou dated March 30, 2009.  For your convenience, the paragraphs in bold below restate the numbered paragraphs in the Staff’s comment letter.  The discussion below each such paragraph is the Company’s response to the Staff’s comment.

Item 4.02 Form 8-K Filed March 26, 2009

1.
We note from your disclosure that you “identified items that require reclassification and errors that require correction in certain financial statement line items in [your] financial statements as of and for the 2006 and 2005 fiscal years.”  We further note the information you disclose with respect to the adjustments you currently estimate will be made.  Based on your disclosure, please explain in greater detail the nature and cause of the reclassification items and errors.

The Company respectfully advises the Staff that, on March 31, 2009, the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”).  The 2007 Form 10-K contains audited financial statements as of and for the Company’s fiscal years ended December 31, 2007, 2006 and 2005, including restated financial statements as of and for the Company’s fiscal years ended December 31, 2006 and 2005 (collectively, the “Financial Statements”).  Note 29 to the Financial Statements provides a detailed reconciliation to the Company’s previously reported financial position and results of operations in accordance with paragraph 26 of Statement of Financial Accounting Standards No. 154.

Star City International Building, 10 Jiuxianqiao Rd., C 16th Fl., Chaoyang Dist., Beijing, China 100016
2275 Huntington Dr., #278, San Marino, C A 91108 USA   ·   中 国北京朝阳区酒仙桥路 10 号 C 座 16 层
T .. 86 10 8457 4688    ·     F. 86 10 8456 7871     ·     T. 1 626 757 8885     ·     F. 1 626 289 0087

www.americandairyinc.com	www.feihe.com

2.
Please clarify for us whether your certifying officers have reconsidered the effectiveness of your disclosure controls and procedures as of the end of the periods covered by the financial statements you intend to restate in light of the potential errors you are assessing and indicate the results of that reconsideration.  Please confirm that you will provide like disclosure in the filings you have indicated will include the restated financial information.  Additionally, please tell us what impact the error had on the evaluation of disclosure controls and procedures as of your most recent fiscal quarter ended December 31, 2008.

The Company’s current Chief Executive Officer and Chief Financial Officer have considered the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Financial Statements, and as of subsequent dates they believe are material to investors.  The Company respectfully refers the Staff to Item 9A of the 2007 Form 10-K, which indicates that the re-audit of the Company’s financial statements for the years ended December 31, 2006 and 2005, among other factors, led management to identify several internal control matters that constitute material weaknesses and significant deficiencies, which the Company views as an integral part of its disclosure controls and procedures.  Item 9A of the 2007 Form 10-K further sets forth the conclusion of the Company’s current Chief Executive Officer and Chief Financial Officer that the Company’s disclosure controls and procedures were not effective at December 31, 2007, December 31, 2008, or March 30, 2009.  The Company confirms that it will continue to disclose the conclusions of the Company’s Chief Executive Officer and Chief Financial Officer that the Company’s disclosure controls and procedures were not effective as of the end of the periods covered by its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 2008 and by its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

*           *           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K, and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to the filing.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the Form 8-K or the Company’s other filings, please feel free to contact me by phone at 86 10 8457 4688 or via email at jhc@americandairyinc.com.

Very truly yours,

/s/ Jonathan H. Chou
Jonathan H. Chou
Chief Financial Officer

cc:	Jennifer O’Brien (SEC)
Jill Davis (SEC)
Hilda Garret (SEC)
Donna Levy (SEC)
Matt Adler (DLA Piper LLP (US))

Star City International Building, 10 Jiuxianqiao Rd., C 16th Fl., Chaoyang Dist., Beijing, China 100016
2275 Huntington Dr., #278, San Marino, C A 91108 USA   ·   中 国北京朝阳区酒仙桥路 10 号 C 座 16 层
T .. 86 10 8457 4688    ·     F. 86 10 8456 7871     ·     T. 1 626 757 8885     ·     F. 1 626 289 0087